UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:        000-24776

CITIBANK OMNI-S MASTER TRUST
(Exact name of registrant as specified in its charter)

c/o Citi Omni-S Finance LLC 701 East 60th St., North P.O. Box 6034, MC 1251, Room A Sioux Falls, South Dakota 57117 (605) 331-2671
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series 2002-3 Floating Rate Class A Master Trust Certificates
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: Zero (0).(1)

(1) On May 15, 2012, holders of the Series 2002-3 Floating Rate Class A Master Trust Certificates were paid in full and such certificates no longer remain outstanding.  The Citibank Omni-S Master Trust has no other class of securities that remains outstanding at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Citibank Omni-S Master Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 5, 2012

CITIBANK OMNI-S MASTER TRUST
(Registrant)

By:	Citi Omni-S Finance LLC
(as Seller)

By:	/s/ Douglas C. Morrison
Douglas C. Morrison
President